UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 12, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Autohome Inc.

File No. 5-87808 – CTR#9937

CARTECH HOLDING COMPANY; CARTECH INVESTMENT MANAGEMENT COMPANY; Qingdao Cartech Ecological Technology Co., Ltd.; Haier COSMOPlat Ecological Technology Co., Ltd.; and Haier Group Corporation (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D filed on August 29, 2025 relating to their beneficial ownership of ordinary shares of Autohome Inc.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit D

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance